Exhibit (a)(1)

UNITED DEVELOPMENT FUNDING IV

October 24, 2016

Dear Shareholder:

As you may be aware by now, SCM Special Fund 3, LP and MacKenzie Capital Management, LP (the “Offerors”) initiated an unsolicited tender offer to buy up to 1,550,000 common shares of beneficial interest (the “Shares”) of United Development Funding IV (the “Trust”) for $1.00 per share in cash (the “Tender Offer”). The Trust first became aware of the Tender Offer on October 10, 2016. You should be aware that the Trust is not in any way affiliated with the Offerors and our Board of Trustees (the “Board”) makes no recommendation, expresses no opinion and remains neutral regarding whether you should accept or decline the Tender Offer.

As stated in the Offerors’ letter, the Offerors are making this offer “with the intention of making a profit from the ownership of the Shares.” Further, the Offerors state that they “are motivated to establish the lowest price which might be acceptable to [you] consistent with the [Offerors’] objectives.”

The Trust is required by the Securities Exchange Act of 1934, as amended, and the rules and regulations under it, to inform you of the Board’s position, if any, with respect to the Tender Offer. As a result, the Board: (1) reviewed the terms and conditions of the Tender Offer; (2) considered other information relating to the Trust’s historical financial performance, portfolio of assets, current financial condition and future opportunities; and (3) evaluated various other factors it deemed relevant in light of its knowledge of the Trust’s business, financial condition, portfolio of assets and future prospects.

The following are the material factors considered by the Board in evaluating the Tender Offer:

•	The Offerors are making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares by purchasing them at a low price, and shareholders who tender their Shares pursuant to the Tender Offer may be deprived of the potential opportunity to realize the long-term value of their investment in the Trust;

•	The Tender Offer price of $1.00 per share represents a substantial discount to the latest reported book value per share of $16.63 at September 30, 2015. The Trust has not filed financial statements or periodic reports relating to a period subsequent to September 30, 2015 and therefore cannot provide the book value per share as of a later date. The book value per share may have changed since September 30, 2015, and such change may be material. In addition, due to the trading halt in the Shares that has been in place since February 2016, which was converted into a trading suspension on October 19, 2016, there are no current stock exchange, over-the-counter or OTC Bulletin Board market prices for the Shares and the Trust is not currently able to indicate when or if such market prices will be available;

•	The Offerors acknowledge that they “have not made an independent appraisal of the Shares or the [Trust’s] assets and are not qualified to appraise real estate”;

•	The Trust was unable to timely complete its annual financial statements for the year ended December 31, 2015 or its quarterly financial statements for the quarters ended March 31, 2016 and June 30, 2016 because its independent accounting firm elected not to stand for reappointment in November 2015;

•	In June 2016, the Trust announced that it engaged EisnerAmper LLP as its independent accounting firm, and the Trust intends to file its required financial statements as soon as possible. The Trust is not currently able to indicate when the audit of its financial statements will be completed or when the Trust will file periodic reports with the Securities and Exchange Commission (“SEC”) for periods subsequent to September 30, 2015;

•	The Trust, and certain trustees and members of management have received a “Wells Notice” from the staff of the SEC’s Division of Enforcement stating that the SEC staff has made a preliminary determination to recommend that the SEC file an enforcement action against the Trust and certain individuals alleging violations of certain specific provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. A Wells Notice is not a formal allegation or a finding of wrongdoing, but is a preliminary determination by the Staff that it may recommend to the SEC that a civil enforcement action or administrative proceeding be brought against the recipient. The Trust and such individuals have an opportunity to respond to issues raised by the SEC staff and offer their perspective prior to any SEC decision on whether to authorize the commencement of an enforcement proceeding. The Trust is unable to predict how long the SEC process will last, the outcome of the SEC’s investigation or any action that the SEC may decide to pursue, or any impact on the Trust as a result of the proposed or any actual enforcement action.

•	The Offerors have engaged an affiliated depositary for the Tender Offer. As a result, there is no independent third party holding funds for the Offerors for payment of the Tender Offer price that can independently verify that such funds are available for payment, and the Offerors may have access to the Shares tendered by shareholders before all conditions to the Tender Offer have been satisfied and tendering shareholders have been paid;

•	There is no guarantee that the Tender Offer can or will be completed as soon as the Offerors contemplate in the Tender Offer. The Tender Offer does not initially expire until December 2, 2016 and this date may be extended by the Offerors, subject to compliance with applicable securities laws, in their sole discretion;

•	In light of the Tender Offer, it is possible that in the near future other bidders may emerge and make offers to purchase the Shares at prices that may be higher than the price offered by the Offerors. However, no assurances can be given at this time that any such other tender offers will be made or what prices the other bidders may offer in the future; and

•	The Offerors’ statement that “[t]he lack of any public market for the sale of Shares means that Shareholders have limited alternatives if they seek to sell their Shares” may be intended to capitalize on recent events relating to the Trust and pressure shareholders into making hasty investment decisions without taking adequate time to consider all of the facts relating to the Tender Offer and the Trust.

The Trust notes that the Tender Offer expires December 2, 2016. Shareholders can only withdraw their tender of Shares until December 2, 2016 or, if the Offerors have not accepted payment for Shares tendered pursuant to the Tender Offer, after December 9, 2016 until such time that the Offerors accept payment for such Shares. Except under these limited circumstances, the tender of Shares is irrevocable.

The Board did not quantify or otherwise assign relative weights to the factors considered by it, or make a determination that any factor was of particular importance. Rather, the Board made its determinations based upon the totality of the information presented to and considered by it. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors.

After evaluating the Tender Offer and information regarding the Trust as discussed above, because the Trust does not have current financial information available, the Board determined it is not able to express an opinion regarding whether shareholders should accept or reject the Tender Offer. The Board urges each shareholder to make its own decision regarding the Tender Offer based on all of the available information, including the adequacy of the Tender Offer price in light of the shareholder’s own investment objectives and liquidity needs, individual circumstances as well as the shareholder’s own views as to the Company’s prospects and outlook and the factors considered by the Board, as described above. Shareholders are urged to consult with their own financial, tax, accounting and legal advisors, and to exercise caution with respect to tender offers.

Please be aware that you are not required to tender your Shares to the Offerors. To reject the Tender Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your Shares pursuant to the Tender Offer, you can withdraw any tender of shares up until December 2, 2016 (as described in the Tender Offer materials).

Sincerely,

United Development Funding IV

By:	/s/ Hollis M. Greenlaw
Name:	Hollis M. Greenlaw
Title:	Chief Executive Officer

This correspondence contains forward-looking statements relating to the Tender Offer and United Development Funding IV that are based on our current expectations and estimates, and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors, many of which are beyond the Trust’s control, which could cause actual results to differ materially from any forward-looking statements made in this correspondence. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. A number of important factors could cause actual results or events to differ materially from the forward-looking statements contained in this correspondence. Forward-looking statements in this document speak only as of the date on which such statements were made, and we undertake no obligation to update any such statements that may become untrue because of subsequent events.